Exhibit 99.1

Draganfly’s New Commander 3 XL Drone Proven for US Agriculture Sector Following Purchase by Agtegrity

The Commander 3 XL drone supports automated and manual flight operations, making it the ideal choice in agriculture.

Los Angeles, CA. November 21, 2022 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that Agtegrity, an agronomy consulting firm that works with California farmers on soil fertility and pest management is standardizing on the Commander 3 XL drone platform.

The Commander 3 XL is a high-endurance, weather-resistant, multirotor UAV designed for easy assembly and rapid deployment. This innovative North American-made drone can stay airborne for 50 minutes. It has a 24-mile flight range and supports a maximum airspeed of 45 miles. This drone supports automated and manual flight operations, making it the ideal choice for the agriculture sector.

“We live and operate among vast spreads of land controlled by the US government,” said Curtis Pate, Owner of Agtegrity. “We wanted to find a drone solution that would provide us with the best ROI and help the overall growth of our business. Extended flight time and a PPK (Post Processed Kinematic) option were priorities in our search. That’s when we found the Swiss Army Knife of drones: Draganfly’s Commander 3XL. The improved flight times of this platform will lead to better production. The platform’s versatility will enable us to multitask between our imagery mapping and heavier payloads. We look forward to the arrival of the Commander 3 XL.”

“The Commander 3 XL was developed as an all-in-one solution to improve how businesses operate,” said Cameron Chell, President and CEO of Draganfly. “Draganfly has a legacy as a global leader in designing commercial drones for agriculture, and we are thrilled that our new Commander 3 XL platform is being adopted by Agtegrity and others. The Commander 3 XL will help empower our partners in assessing inventory, managing their fields, monitoring how environmental factors impact crop yields, and ultimately maximizing production.”

To learn more about the Commander 3 XL, click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the uses of the Commander 3XL in assessing inventory, managing partners’ fields, monitoring how environmental factors impact crop yields, and ultimately maximizing production. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.